UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
China Yuchai International Limited

(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

(Title of Class of Securities)
G210821050

(CUSIP Number)
Mr. Tan Eng Kwee
Chief Financial Officer
Hong Leong Asia Ltd.
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
65-62208411

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 27, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G210821050	Page	2	of	7

1	NAMES OF REPORTING PERSONS Well Summit Investments Limited (“Well Summit”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

NUMBER OF		2,117,837 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,117,837 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,117,837 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5 of this Schedule.

CUSIP No.	G210821050	Page	3	of	7

1	NAMES OF REPORTING PERSONS Hong Leong (China) Limited (“HLC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		7,831,169 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,831,169 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,169 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.01%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5 of this Schedule.
** In addition to the 7,831,169 shares of common stock of CYI beneficially owned by it through HL Technology Systems Pte Ltd, Hong Leong (China) Limited also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No.	G210821050	Page	4	of	7

1	NAMES OF REPORTING PERSONS HL Technology Systems Pte Ltd (“HLT”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		7,831,169 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,831,169 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,831,169 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.01%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5 of this Schedule.
** In addition to the 7,831,169 shares of common stock of CYI beneficially owned by it, HL Technology Systems Pte Ltd also owns a special share of CYI. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

CUSIP No.	G210821050	Page	5	of	7

1	NAMES OF REPORTING PERSONS Hong Leong Asia Ltd. (“HLA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		9,949,006 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,949,006 shares*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,949,006 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.70%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5 of this Schedule.
** In addition to the 7,831,169 shares of common stock of CYI beneficially owned by it through HL Technology Systems Pte Ltd and 2,117,837 shares of common stock of CYI beneficially owned by it through Well Summit, Hong Leong Asia Ltd. also controls a special share of CYI through HL Technology Systems Pte Ltd. As discussed in Item 6 of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2002, the special share entitles the holder thereof to select a majority of CYI’s board of directors.

This Amendment No. 8 amends the Schedule 13D previously filed with the Securities and Exchange Commission by Hong Leong Asia Ltd. on June 19, 1995, as amended by Amendment No. 1 to Schedule 13D filed on February 17, 1998, as subsequently amended and restated by Amendment No. 2 to Schedule 13D filed on July 19, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on September 10, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on October 7, 2003, as further amended by Amendment No. 5 to Schedule 13D filed on October 15, 2003, as further amended by Amendment No. 6 to Schedule 13D filed on November 28, 2003 and as further amended by Amendment No. 7 to Schedule 13D filed on October 27, 2009 (as so amended, the “Statement”) with respect to the common stock, par value US$0.10 per share (the “Common Stock”), of China Yuchai International Limited, a Bermuda corporation (“CYI”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 5	Interest in Securities of the Issuer

This Amendment No. 8 is being filed to amend Item 5(c) set forth in Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on October 27, 2009. Item 5(c) set forth in Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on October 27, 2009 is hereby amended and restated in its entirety as follow:

(c) Well Summit has effected the following purchases of shares of Common Stock during the 60 days prior to the date hereof.

	Number of Shares of	Average Price
	Common Stock	per Share Purchased
Date of Purchase	Purchased	(US$)	Manner of Purchase

October 22, 2009	456,325	10.9373	Open market transaction

October 23, 2009	49,168	11.3287	Open market transaction

October 26, 2009	1,529,744	11.5481	Open market transaction

SIGNATURE
     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: October 28, 2009	HONG LEONG ASIA LTD.
	By:	/s/ Teo Tong Kooi
		Name	: Teo Tong Kooi
		Title	: Director and Chief Executive Officer

HL TECHNOLOGY SYSTEMS PTE LTD
	By:	/s/ Teo Tong Kooi
		Name	: Teo Tong Kooi
		Title	: Director

HONG LEONG (CHINA) LIMITED
	By:	/s/ Teo Tong Kooi
		Name	: Teo Tong Kooi
		Title	: Director

WELL SUMMIT INVESTMENTS LIMITED
	By:	/s/ Philip Ting Sii Tien
		Name	: Philip Ting Sii Tien
		Title	: Director